CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net

TSX.V: CPT

December 20, 2007

OTC.BB (US): CBTGF

CIBT Expands Relationship with Graduate Department of Tianjin University

CIBT Education Group Inc. (TSXV: CPT; OTC.BB (US): CBTGF) is pleased to report that its subsidiary, CIBT School of Business & Technology Corp., has expanded its cooperation agreement with Tianjin University’s Faculty of Computer Science Department as reported on November 26th 2007 to include the Graduate School of Management.

CIBT will be working with TJU’s Graduate School of Management to enhance their delivery technology by offering TJU’s MBA program at all CIBT Education Centers using CIBT’s state-of-the-art video conferencing system.  In addition, CIBT will cooperate with TJU to co-develop an International MBA program using TJU’s MBA program curricula with the objective of ultimately transforming Tianjin University’s MBA program into an international management degree.

“By leveraging on TJU’s outstanding national reputation in China and CIBT’s international experience, the synergies created by this collaboration will add exceptional  value for both parties going forward,” commented Toby Chu, CIBT Education Group’s Vice Chairman, President and CEO.

About Tianjin University:

Established in 1895 by the Qing Dynasty, Tianjin University was originally named Beiyang University taking on its present name in 1951, and was the first educational institution of higher learning in China. For over 115 years, Tianjin University has been one of the best and most prestigious universities in China. Tianjin University has grown into a National Key University directly under the administration of the Ministry of Education of China.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. With its Sprott-Shaw subsidiary founded in 1904, CIBT Education Group has a long track record of success in the international business arena. Its Chinese subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  Sprott-Shaw and CIBT deliver Canadian, Chinese, and internationally accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses in Canada, China, Jordan, Vietnam, and the Philippines.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

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